                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

                           --------------------------


                               LENNAR CORPORATION
                                (Name of Issuer)
                           --------------------------


                 CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)
                           --------------------------


                                    526057302
                                 (CUSIP Number)
                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                 APRIL 22, 2003
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP No. 526057302                     13D                   Page 2 of 10 Pages


--------------------------------------------------------------------------------
  1.
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LMM FAMILY PARTNERSHIP, L.P.

--------------------------------------------------------------------------------
  2.
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
  3.
        SEC USE ONLY

--------------------------------------------------------------------------------
  4.
        SOURCES OF FUNDS

        NOT APPLICABLE

--------------------------------------------------------------------------------
  5.
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          / /

--------------------------------------------------------------------------------
  6.
        CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

--------------------------------------------------------------------------------
                  7.
                       SOLE VOTING POWER
   NUMBER OF
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8.
    OWNED BY           SHARED VOTING POWER
      EACH
   REPORTING           10,341,827
  PERSON WITH
                  --------------------------------------------------------------
                  9.
                       SOLE DISPOSITIVE POWER


                  --------------------------------------------------------------
                  10.
                       SHARED DISPOSITIVE POWER

                       10,341,827

--------------------------------------------------------------------------------
  11.
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,341,827

--------------------------------------------------------------------------------
  12.
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------
  13.
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.8%

--------------------------------------------------------------------------------
  14.
        TYPE OF REPORTING PERSON

        PN

--------------------------------------------------------------------------------

CUSIP No. 526057302                     13D                   Page 3 of 10 Pages


--------------------------------------------------------------------------------
  1.
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LMM FAMILY CORP.

--------------------------------------------------------------------------------
  2.
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
  3.
        SEC USE ONLY

--------------------------------------------------------------------------------
  4.
        SOURCES OF FUNDS

        NOT APPLICABLE

--------------------------------------------------------------------------------
  5.
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          / /

--------------------------------------------------------------------------------
  6.
        CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

--------------------------------------------------------------------------------
                  7.
                       SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.
      EACH             SHARED VOTING POWER
   REPORTING
  PERSON WITH          10,639,157

                  --------------------------------------------------------------
                  9.
                       SOLE DISPOSITIVE POWER



                  --------------------------------------------------------------
                  10.
                       SHARED DISPOSITIVE POWER

                       10,639,157

--------------------------------------------------------------------------------
  11.
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,639,157

--------------------------------------------------------------------------------
  12.
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------
  13.
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        65.7%

--------------------------------------------------------------------------------
  14.
        TYPE OF REPORTING PERSON

        CO

--------------------------------------------------------------------------------


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
CUSIP No. 526057302                     13D                   Page 4 of 10 Pages


--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        MARITAL TRUST I CREATED UNDER LEONARD MILLER AMENDED AND RESTATED REVOCABLE TRUST AGREEMENT DATED JUNE 8, 2001

--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)/X/
                                                                        (b)/ /

--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCES OF FUNDS
        NOT APPLICABLE

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          / /

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                  7.
                       SOLE VOTING POWER
                  --------------------------------------------------------------
                  8.
   NUMBER OF           SHARED VOTING POWER
     SHARES
  BENEFICIALLY         10,639,157
    OWNED BY      --------------------------------------------------------------
      EACH        9.
   REPORTING           SOLE DISPOSITIVE POWER
  PERSON WITH     --------------------------------------------------------------
                  10.
                       SHARED DISPOSITIVE POWER

                       10,639,157

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,639,157

--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        65.7%

--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
        OO

CUSIP No. 526057302                     13D                   Page 5 of 10 Pages


--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        THE MILLER CHARITABLE FUND, L.P.

--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCES OF FUNDS
        NOT APPLICABLE

--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          / /

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                  7.
                       SOLE VOTING POWER
                  --------------------------------------------------------------
                  8.
   NUMBER OF           SHARED VOTING POWER
     SHARES
  BENEFICIALLY         297,330
    OWNED BY      --------------------------------------------------------------
      EACH        9.
   REPORTING           SOLE DISPOSITIVE POWER
  PERSON WITH     --------------------------------------------------------------
                  10.
                       SHARED DISPOSITIVE POWER

                       297,330

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        297,330

--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          / /

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%

--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
        PN


--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to Class B common stock, par value $.10 per share, of Lennar Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 700 N.W. 107th Avenue, Miami, Florida 33172.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) The persons filing this Statement are LMM Family Partnership, L.P. (the "Partnership"), a Delaware limited partnership, The Miller Charitable Fund, L.P. ("Charitable"), a Delaware limited partnership, LMM Family Corp. (the "Corporation"), a Delaware corporation, which is the sole general partner of both the Partnership and Charitable, and Marital Trust I created under the Leonard Miller Amended and Restated Revocable Trust Agreement dated June 8, 2001 (the "Leonard Miller Trust Agreement"), which owns all of the outstanding voting stock of the Corporation. Stuart A. Miller is the trustee of Marital Trust I and is the sole officer and sole director of the Corporation. The principal offices of the Partnership, Charitable, the Corporation and Marital Trust I are located at 700 Northwest 107th Avenue, Miami, Florida, 33172.

      (d)-(e) None of the Partnership, Charitable, the Corporation or Marital Trust I, nor any of the officers or directors of the Corporation or the Trustee of Marital Trust I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its or his being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Partnership and Charitable are two partnerships that were formed by the late Leonard Miller as part of his estate plan. Prior to his death in July 2002, Mr. Miller transferred to the Partnership 9,401,661 shares of Class B common stock and transferred to Charitable 270,300 shares of Class B common stock. Of the shares transferred to the Partnership, 175,000 shares were treated as having been transferred by Mr. Miller to the Corporation and contributed by the Corporation to the Partnership.

      On April 21, 2003, the Company distributed to its stockholders one share of Class B common stock for each ten shares of Class A common stock (formerly named "Common Stock") or Class B common stock held of record at the close of business on April 9, 2003. The Partnership and Charitable received 940,166 and 27,030 shares of Class B common stock, respectively, as a result of that distribution.

      Neither the receipt of shares from Leonard Miller nor the receipt of shares distributed by the Company required the Partnership or Charitable to provide any funds or other consideration.

      Upon Leonard Miller's death, all the voting stock of the Corporation was transferred to Marital Trust I.

ITEM 4.     PURPOSE OF TRANSACTION.

      The transfers of Class B common stock by Leonard Miller to the Partnership and Charitable were made for estate planning purposes. The principal purpose of the Company's distribution of Class B common stock in April 2003 was to increase the number of outstanding shares of Class B common stock, and by doing that, increase the number of shares of Class A common stock the Company could issue in connection with future acquisitions, in order to raise funds or in connection with employee compensation plans, without creating the possibility that the Class B common stock would be less than 10% of the outstanding common stock of both classes, in which case the Class B common stock would automatically be converted into Class A common stock.

      Stuart Miller, as the sole trustee of Marital Trust I and the sole officer and sole director of the Corporation, has the power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the Class B common stock beneficially owned by the Partnership and Charitable.

      In his capacity as principal executive officer of the Company, Stuart Miller constantly considers possible acquisitions of businesses or assets by the Company and its subsidiaries. He also considers the possibility of the Company's raising funds by selling equity or debt securities. In addition, the Company's Board of Directors has authorized the Company to repurchase its stock from time to time, and in his capacity as President of the Company, Stuart Miller from time to time considers factors that may cause the Company to purchase shares in accordance with that authorization.

      Because of the death of Leonard Miller, and in order to comply with requirements of new New York Stock Exchange rules and requirements of the Sarbanes-Oxley Act of 2002, it is possible that new directors will be added to the Company's Board of Directors.

      Stuart Miller may cause the Partnership or Charitable to vote in favor of transactions or for the election of directors as he deems appropriate.

      Except as described above, none of the Corporation, Marital Trust I, the Partnership or Charitable has any plans or proposals which would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) The sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)   Any action similar to those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) On April 21, 2003, the Company distributed to the holders of record of stock at the close of business on April 9, 2003, one share of Class B common stock for each ten shares of Class A common stock or Class B common stock held at that time.

      The Partnership is the beneficial owner of 10,341,827 shares of Class B common stock of the Company. Charitable is the beneficial owner of 297,330 shares of Class B common stock of the Company. The Corporation is the sole general partner of the Partnership. All the voting stock of the Corporation is owned by Marital Trust I.

      As the sole general partner of the Partnership and Charitable, the Corporation has the power to cause either or both of the Partnership and Charitable to vote, or to dispose of, securities which that entity beneficially owns. As the sole holder of the voting stock of the Corporation, Marital Trust I indirectly has the power to cause either or both of the Partnership and Charitable to vote, or to dispose of, securities which that entity beneficially owns. Therefore, for purposes of Section 13 under the Securities Exchange Act of 1934, as amended, (i) the Partnership is the beneficial owner of, with shared voting and dispositive power over, a total of 10,341,827 shares of Class B common stock of the Company, (ii) Charitable is the beneficial owner of, with shared voting and dispositive power over, a total of 297,330 shares of Class B common stock of the Company, and (iii) each of the Corporation and Marital Trust I is the beneficial owner of, with shared voting and dispositive power over, a total of 10,639,157 shares of Class B common stock of the Company.

      Based upon the information as to outstanding shares contained in the Company's Report on Form 10-Q for the period ended February 28, 2003, as adjusted to take into account the Company's distribution of Class B common stock on April 21, 2003, (i) the shares of Class B common stock of which the Partnership is the beneficial owner constitute 63.8% of the outstanding shares of Class B common stock, (ii) the shares of Class B common stock of which Charitable is the beneficial owner constitute 1.8% of the outstanding shares of Class B common stock, and (iii) the shares of Class B common stock of which each of the Corporation and Marital Trust I is the beneficial owner constitute 65.7% of the outstanding shares of Class B common stock.

      Each share of Class B common stock entitles the holder to cast 10 votes, while each share of Class A common stock entitles the holder to cast one vote. Therefore, (i) the 10,341,827 shares of Class B common stock which the Partnership has the power to vote entitles it to cast a total of 103,418,270 votes, which is 47.6% of all the votes that may be cast at a meeting of the Company's stockholders, (ii) the 297,330 shares of Class B common stock which Charitable has the power to vote entitles it to cast a total of 2,973,300 votes, which is 1.4% of all the votes that may be cast at a meeting of the Company's stockholders, and (iii) the 10,639,157 shares of Class B common stock which the Corporation and Marital Trust I have the power to vote entitle them to cast a total of 106,391,570 votes, which is 48.9% of all the votes that may be cast at a meeting of the Company's stockholders.

      (c) During the past sixty days, none of the Partnership, Charitable, the Corporation or Marital Trust I effected any transactions in the Company's Class B common stock. However, on April 21, 2003, the Company distributed one share of Class B common stock to the holders of each ten shares of Class A common stock or Class B common stock that was outstanding at the close of business on April 9, 2003. As a result of that distribution, LMM Family Partnership, L.P. received 940,166 shares, and The Miller Charitable Fund, L.P. received 27,030 shares, of Class B common stock.

      (d) Susan Miller, the wife of Leonard Miller, is the income beneficiary, with limited rights to withdraw principal, of Marital Trust I and of Marital Trust II created under the Leonard Miller Revocable Trust Agreement, and is the settlor and income beneficiary of the Susan Miller Revocable Trust. Marital Trust II and the Susan Miller Revocable Trust each owns directly or indirectly limited partner interests in the Partnership.

      Stuart Miller, Leslie Saiontz (Stuart Miller's sister) and Jeffrey Miller (Stuart Miller's brother) and their living descendents are income beneficiaries, with in some instances limited rights with regard to principal, of trusts which own directly or indirectly limited partner interests in the Partnership.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than as described in Item 2, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 regarding the Company's securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A  -  -   Joint Filing Agreement dated April 25, 2003.

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Bernstein, his true and lawful attorney-in-fact and agent, with full power of substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file those amendments and all exhibits to them and other documents to be filed in connection with them with the Securities and Exchange Commission.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Dated:  April 25, 2003





                                       LMM FAMILY PARTNERSHIP, L.P.
                                       By: LMM Family Corp.
                                           its general partner


                                       By: /s/ Stuart A. Miller
                                          --------------------------------------
                                           Stuart A. Miller
                                           President




                                       LMM FAMILY CORP.


                                       By: /s/ Stuart A. Miller
                                          --------------------------------------
                                           Stuart A. Miller
                                           President




                                       MARITAL TRUST I CREATED UNDER THE
                                       LEONARD MILLER AMENDED AND RESTATED
                                       REVOCABLE TRUST AGREEMENT DATED JUNE
                                       8, 2001


                                       By: /s/ Stuart A. Miller
                                          --------------------------------------
                                           Stuart A. Miller
                                           Trustee